DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
[redacted]
NKFURT
ADRID
TOKYO
EIJING
NG KONG

PETER R. DOUGLAS
212 450 4336
PETER.DOUGLAS@DPW.COM

07027981

November 2, 2007

Re: **Roche Holding Ltd – File No. 82-3315**
Amendment to Application to Furnish Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

PROCESSED
NOV 20 2007
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

On behalf of Roche Holding Ltd (the "**Company**"), a limited company incorporated under the laws of Switzerland and listed on the SWX Swiss Exchange, we hereby amend the Company's original application dated June 5, 1992 to establish an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), from the registration requirements of Section 12(g) of the Exchange Act. The Company was assigned File No. 82-3315 in connection with its original exemption application. The Company has provided us with, and has authorized us to make on its behalf, the factual representations contained in this letter.

Pursuant to Release No. 34-55540, in order to satisfy the conditions of the exemption received under Rule 12g3-2(b), the Company will, from and including November 5, 2007, publish in English the information required under Rule 12g3-2(b)(1)(iii) under the Exchange Act on its Internet web site rather than furnish that information to the Commission. The Company's website address is: www.roche.com. In addition, certain additional information (i) provided by the Company to the SWX Swiss Exchange is published by that exchange on its website at http://www.swx.com/admission/listing/equity_market/issuer_information_en.html?id=2766 and (ii) to the extent not published on one of the foregoing websites, will be submitted by the Company to the Commission in paper format.

The publication of the required information and documents pursuant to Rule 12g3-2(b) will be made on condition that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act, and that neither this letter nor the furnishing of such information and

documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits and protections of the U.S. legal system.

Please be kind enough to acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to the messenger delivering this letter to you.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 212-450-4336.

Very truly yours,

Peter R. Douglas

Peter R. Douglas

cc: Dr. Beat Kraehenmann, Roche Holding Ltd

Media Release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Basel, 2 November 2007

Treatment with Pegasys provides hepatitis C patients a second chance to achieve a cure after not responding to Peg-Intron

This landmark study also shows response at 12 weeks is a powerful predictor of eventual treatment success

Roche today announced final results from the REPEAT study which demonstrate that treatment with once-weekly Pegasys (peginterferon alfa-2a) and daily Copegus (ribavirin) can achieve viral clearance in a number of patients who did not respond to initial treatment with Peg-Intron, another drug commonly used to treat hepatitis C.

This outcome gives hepatitis C patients the opportunity to tackle their disease a second time after initial treatment failure. Furthermore, the results show that a patient's response to treatment at 12 weeks is a powerful predictor of the eventual outcome: the majority of patients with undetectable virus levels at 12 weeks went on to achieve a sustained virological response (SVR), indicating treatment success. Few patients with detectable virus at 12 weeks achieved SVR. These data were presented in an oral session at the 58th Annual Meeting of the American Association for the Study of Liver Diseases (AASLD), being held in Boston, Nov. 2-6.

"One of the greatest areas of need in hepatitis C today is to find solutions for patients who have not had treatment success with an initial course of therapy. REPEAT is a landmark study that adds significantly to our knowledge about how to manage these patients, demonstrating that extending treatment with Pegasys is a promising option" said Donald Jensen, M.D., Professor of Medicine and Director of the Center for Liver Diseases at the University of Chicago Hospital in Chicago, and lead investigator in REPEAT. "An important finding from REPEAT is confirmation of the reliability of using a patient's response at 12 weeks as a predictor of treatment success, even in patients with cirrhosis. This means that patients who achieve undetectable virus at 12 weeks can continue treatment with a good likelihood of success. It also means that clinicians can confidently

discontinue treatment in patients who do not achieve an early response."

More about the REPEAT Study

Enrolling 950 patients from Europe, North America and Latin America, REPEAT (REtreatment with PEgasys in pATients Not Responding to Peg-Intron Therapy) was designed to explore whether intensified treatment with a higher fixed-dose induction of Pegasys and/or longer treatment duration may increase treatment success rates. Patients, who had previously not responded to at least 12 weeks of Peg-Intron plus ribavirin combination therapy, received one of four regimens:

- Arms A and B received Pegasys 360 mcg/week for 12 weeks, followed by 180 mcg/week for a further 60 or 36 weeks, respectively,
- Arms C and D received Pegasys 180 mcg/week for 72 or 48 weeks, respectively.

All patients received ribavirin (1,000/1,200 mcg/day) in combination with Pegasys.

Results showed:

- The primary endpoint was met: SVR, defined by undetectable hepatitis C virus RNA in the blood six months after the end of treatment, was significantly higher for arm A (16%) compared to arm D (9%)
- A pooled analysis of the 72-week arms vs. the 48-week arms showed that 72 weeks of treatment had the biggest impact on success of treatment, with a doubling of SVR rates compared to 48 weeks (16% vs. 8%, respectively).
- A pooled analysis of the induction dose arms versus standard dose arms showed that treatment with higher fixed-dose induction for this difficult-to-cure patient population did not provide significant additional benefit
- Response at 12 weeks was a strong predictor of successful treatment
    - Of patients whose virus was undetectable after 12 weeks of therapy, 57% in the 72-week arms went on to achieve treatment success (by comparison, among patients who still had detectable virus after 12 weeks, only 4% achieved treatment success)
    - The proportion of patients with undetectable virus at 12 weeks was 17%

The incidence and types of adverse events and serious adverse events were generally consistent across all the arms, and the frequency of moderate to severe hematologic effects were broadly similar. Discontinuations for adverse events and lab abnormalities were higher for extended treatment. Patients with cirrhosis had a somewhat higher incidence of adverse events, premature withdrawals and dose modifications.

About Hepatitis C

Hepatitis C, the most common chronic blood-borne infection, is transmitted primarily through blood or blood products. Hepatitis C chronically infects 180 million people worldwide, which makes it over four times more prevalent than HIV[1,2]. It is a leading cause of cirrhosis, liver cancer and liver failure, despite the fact that many patients can be cured.

Efficacy of Pegasys plus Copegus Combination Therapy

Pegasys plus Copegus is the only pegylated interferon combination therapy to have demonstrated significantly superior benefits over conventional interferon combination therapy across all HCV genotypes, irrespective of viral load [3,4,5]. The combination of Pegasys and Copegus consistently shows high cure rates – up to 66% overall sustained virological response – across a number of large, randomised clinical studies including in patients with difficult-to-cure disease such as genotype 1 HCV, cirrhosis, and HIV-HCV co-infection[3,4,5,6,7,8].

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolic disorders and diseases of the central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invests approximately 7 billion Swiss francs a year in R&D. Worldwide, the Group employs about 75,000 people. Additional information is available on the Internet at www.roche.com.

Additional information

- Film footage: www.thenewsmarket.com

Roche Group Media Office

Phone: +41 61 688 88 88 / Email: basel.mediaoffice@roche.com

- Daniel Piller (Head Roche Group Media Office)

- Baschi Dürr

- Martina Rupp

-Claudia Schmitt

References:
1. Initiative for Vaccine Research, Viral Cancers, Hepatitis C. World Health Organization, 2006. (Accessed July 24, 2006, at http://www.who.int/vaccine_research/diseases/viral_cancers/en/index2.html.)
2. The global HIV and AIDS epidemic, 2001. MMWR Morb Mortal Wkly Rep 2001;50(21):434-9.
3. Hadziyannis SJ, Sette H, Jr., Morgan TR, et al. Peginterferon-alpha2a and ribavirin combination therapy in chronic hepatitis C: a randomized study of treatment duration and ribavirin dose. Ann Intern Med 2004;140(5):346-55.
4. Torriani FJ, Rodriguez-Torres M, Rockstroh JK, et al. Peginterferon Alfa-2a plus ribavirin for chronic hepatitis C virus infection in HIV-infected patients. N Engl J Med 2004;351(5):438-50.
5. Fried MW, Shiffman ML, Reddy KR, et al. Peginterferon alfa-2a plus ribavirin for chronic hepatitis C virus infection. N Engl J Med 2002;347(13):975-82.
6. Marcellin P, Brillanti S, Cheinquer H. Peginterferon alfa-2a (40KD) (Pegasys) plus ribavirin (Copegus) is an efficacious and safe treatment for chronic hepatitis C (CHC) in patients with compensated cirrhosis. . In: 38th Annual Meeting of the European Association for the Study of the Liver (EASL) July 3-6, ; 2003; Geneva, Switzerland; 2003.
7. Heathcote EJ, Shiffman ML, Cooksley WG, et al. Peginterferon alfa-2a in patients with chronic hepatitis C and cirrhosis. N Engl J Med 2000;343(23):1673-80.
8. Zeuzem S, Pawlotsky JM, Lukasiewicz E, et al. International, multicenter, randomized, controlled study comparing dynamically individualized versus standard treatment in patients with chronic hepatitis C. J Hepatol 2005;43(2):250-57.

END